Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

November 30, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
Securities and Exchange Commission
Washington, DC 20549

Re:	DWS Disciplined Market Neutral Fund and DWS Select Alternative Allocation Fund, each a series of DWS Market Trust (the “Trust”) (Reg. Nos. 002-21789 and 811-01236) Post-Effective Amendment No. 89

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“Staff”), received on October 31, 2011, relating to the above-captioned Post-Effective Amendment filed with the SEC on September 16, 2011.

The Staff’s comments are restated below, followed by our responses.

Comments Applicable to Both Funds:

1.
Comment:  If a fee waiver is reflected in the expense table for a fund, confirm that the fee waiver will extend for at least a year from the date of the prospectus; in addition, confirm that the Board does not intend to terminate the fee waiver within the next year.

Response:  The contractual fee waiver for DWS Select Alternative Allocation Fund is no longer applicable, and the fund has removed the reference to the fee waiver.  DWS Disciplined Market Neutral Fund has added appropriate disclosure regarding the duration of fee waivers included in the fee tables.  At this time the funds are not aware of any intent to terminate existing waivers during the next year.

2.
Comment:  In describing each fund’s use of derivatives, consider whether additional disclosure regarding the specific types of derivatives the fund anticipates using, and how the derivatives will be used is necessary.

Response: The Registrant believes that each fund’s disclosure regarding the use of derivatives is appropriate in light of each fund’s circumstances.

    Comments Applicable to DWS Disciplined Market Neutral Fund:

3.	Comment: In the expense table, there should be a line for “Other Expenses.”

Response:  As permitted by Form N-1A, the expense table includes two sub-captions identifying “other expenses” and a line item for “Total other expenses.”

4.	Comment: The paragraph beneath the expense table that describes dividend expenses on short sales is neither required nor permitted by Form N-1A.

Response:  The paragraph has been relocated to “Management Fee” under “Who Manages and Oversees the Fund.”

   Comments Applicable to DWS Select Alternative Allocation Fund:

5.
Comment:  The performance table includes three indexes for comparison.  However, the first sentence under “Past Performance” references only comparing the fund to an overall market index.  Add an explanation of why the additional two indexes are included.

Response:  We have added a sentence explaining why the additional two indexes are included.

6.	Comment: Please add disclosure clarifying whether for purposes of the Fund’s concentration policy, the Fund looks-through to the assets of affiliated underlying funds?

Response:  As the Fund’s fundamental policy states, the Fund may not “concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time, except that the fund may concentrate in any underlying DWS fund.”  The Fund’s statement of additional information further discloses that “[f]or purposes of the fund’s fundamental concentration policy set forth above, while the fund does not concentrate, certain underlying DWS funds may concentrate in a particular industry ” and notes that further disclosure relating to the Fund’s concentration policy is set forth in the Fund’s prospectus.  The Fund’s prospectus includes disclosure relating to the risk that the “aggregation of holdings of underlying funds may result in the fund indirectly having concentrated assets in a particular industry or group of industries, or in a single issuer.”  The Fund’s prospectus includes further disclosure that the Fund “does not control the investments of the underlying funds, and any indirect concentration occurs as a result of the underlying funds following their own investment objectives and strategy.”  The Fund believes the disclosure in the Fund’s prospectus and SAI with respect to the Fund’s concentration policy is appropriate.

If you have any questions regarding the foregoing or need additional information, please do not hesitate to call me at (617) 295-3357.

Sincerely,

/s/Thomas H. Connors

Thomas H. Connors
Director and Senior Counsel
Deutsche Investment Management Americas Inc.

cc.           John Marten, Vedder Price P.C.